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Exhibit 10.5

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.

SUPPLY AGREEMENT

        This SUPPLY AGREEMENT (this "Supply Agreement") is made and effective as of April 30, 2008 (the "Effective Date"), by and between Sepracor Inc., a Delaware corporation having its principal place of business at 84 Waterford Drive, Marlborough, MA 10752 ("Sepracor"), and Breath Limited, a United Kingdom corporation having its registered address at 930 High Road, London, N12 9RT, United Kingdom ("Breath Limited") (each a "Party" and collectively, the "Parties").

        WHEREAS, Sepracor develops, manufactures, markets, sells, and distributes pharmaceutical products, including levalbuterol hydrochloride solution products for inhalation covered by approved United States Food and Drug Administration ("FDA") New Drug Application No. 02-0837 (and any supplements or amendments thereto) (the "Sepracor NDA" or "NDA");

        WHEREAS, Breath Limited develops, manufactures, markets, sells and distributes pharmaceutical products and has filed Abbreviated New Drug Application No. 77-756 (the "ANDA") with the FDA seeking approval to market generic versions of certain levalbuterol hydrochloride inhalation solution products;

        WHEREAS, Sepracor and Breath Limited are parties to patent infringement litigation captioned, Sepracor Inc. v. Breath Limited, Civil Action No. 06-10043 filed on January 13, 2006, pending in the United States District Court for the District of Massachusetts before the Honorable Douglas P. Woodlock (the "Litigation");

        WHEREAS, Sepracor and Breath Limited are, simultaneously with the execution of this Supply Agreement, entering a Settlement and License Agreement (the "Settlement and License Agreement"), pursuant to which the Parties have agreed to settle and dismiss the Litigation and pursuant to which Breath receives a license under the Sepracor patents involved in the Litigation;

        WHEREAS, to enable Breath Limited to enter the market with Products (as hereinafter defined) promptly on the effective date of the license granted under the Settlement Agreement, Breath Limited wishes to enter into an agreement for the supply of Products to Breath Limited by Sepracor; and

        WHEREAS, Sepracor wishes to enter into such an agreement with Breath Limited.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Settlement and License Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.1    Certain Defined Terms.    The following terms, when used with initial capital letters shall have the meanings set forth below:

        "Affiliate" means any entity controlling, controlled by or under common control with a Party, but only as long as such control continues, where "Control" means: (i) the ownership of at least fifty percent (50%) of the equity or beneficial interest of such entity, or the right to vote for or appoint a majority of the board of directors or other governing body of such entity; or (ii) the power to directly or indirectly direct or cause the direction of the management and policies of such entity by any means whatsoever.

        "Applicable Accounting Standards" means the generally accepted accounting standards applicable to each Party. As of the Effective Date, the Applicable Accounting Standards of Sepracor means

U.S. GAAP, and the Applicable Accounting Standards of Breath means International Financial Reporting Standards.

        "Breath" means Breath Limited and its Affiliates, including but not limited to, Cobalt Laboratories Inc.

        "Calendar Quarter" means those three (3) month periods beginning on January 1, April 1, July 1, and October 1.

        "cGMPs" means Current Good Manufacturing Practices as defined in 21 CFR § 210 et seq., as amended from time to time.

        "FFDCA" means the Federal Food, Drug and Cosmetic Act, as amended, 21 U.S.C. §301 et seq., and any related federal and/or state law or regulation pertaining to the safety, effectiveness, adulteration, misbranding, mishandling, packaging, labeling or storage of pharmaceutical ingredients, finished pharmaceutical products, and/or medical devices that may be applicable to the Products during the term of this Supply Agreement.

        "Fully Loaded Manufacturing Cost" means, with respect to each Product, a Party's internal and external costs, determined in accordance with such Party's Applicable Accounting Standards, as consistently applied by such Party in accordance with its past practice and in the ordinary course of its business for products other than Products and all taxes related thereto, incurred in manufacturing, acquiring raw materials, including active pharmaceutical ingredient ("API"), excipients and other materials consumed in the manufacture of Products, packaging, insuring, transporting and/or storing such Product (including product testing activities relating to quality assurance, quality control and regulatory compliance), and reasonably allocated administrative and overhead expenses associated with the Products, in each case to the extent related and allocable to the Product.

        "Gross Profit" means Net Sales less Fully Loaded Manufacturing Cost.

        "Initial Term" means the 180-day period commencing on the License Effective Date (as defined in the Settlement and License Agreement).

        "License Effective Date" has the meaning set forth in the Settlement and License Agreement.

        "Losses" means all pending and potential claims, demands, all manner of actions, causes of action, suits, debts, liabilities, losses, damages, attorneys' fees, costs, expenses, judgments, settlements, interest, punitive damages and other damages or costs of whatever nature, whether known or unknown, pending or future, certain or contingent.

        "Net Sales" means gross sales of Products in the Territory less the following deductions:

          (a)   sales and excise taxes, duties, and any other governmental charges imposed upon the production, importation, use or sale of Products, if and to the extent included on the invoice that Breath provides to its customers;

          (b)   trade, quantity, cash and other discounts allowed on Products to wholesalers or other Third Parties to whom the Products are sold and shipped directly, if and to the extent included on the invoice that Breath provides to its customers;

          (c)   provisions for actual or expected allowances or credits to customers on account of rejection or return of Products or on account of price reductions for a Products;

          (d)   rebates, charge-backs and other price reduction programs for Products granted to managed care entities and pharmaceutical benefit management service entities (if Breath chooses to contract one or more of the Products together with another Breath product with composite rebates or chargebacks, then rebates and or chargebacks for the affected Product will be recalculated based on the then-average rebate or chargeback of the Product to the applicable customer category as if such Product is contracted independently of any other Breath product); and

          (e)   actual write-offs of uncollectible customer accounts for previously recorded sales.

in each case determined and applied consistently in accordance with Breath's commercial and accounting policies and practices consistently applied in a manner consistent with Applicable Accounting Standards.

        "Person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, governmental authority, or other entity or organization.

        "Proceeding" means any administrative, judicial or legislative action, audit, litigation, investigation, suit or other proceeding in any tribunal.

        "Products" means levalbuterol hydrochloride inhalation solution products covered by Sepracor's NDA in strengths of 1.25 mg/ 3 ml, 0.63 mg/ 3 ml, and 0.31 mg/ 3 ml and packaged and labeled in accordance with this Supply Agreement.

        "Specifications" means all Product, regulatory, manufacturing, quality control, and quality assurance procedures, processes, practices, standards, instructions and specifications comprising Sepracor's approval applicable to the manufacture and packaging of Product as set forth in the NDA, and such other FDA and/or other regulatory requirements as may be applicable.

        "Subsequent Term" means the term commencing on the expiration of the Initial Term and continuing until expiration or termination of this Supply Agreement.

        "Territory" means the United States of America and its territories and possessions, including the Commonwealth of Puerto Rico and the District of Columbia.

        "Third Party" means any Person other than Sepracor and Breath.

        "Transfer Price" means [**] percent ([**]%) of Sepracor's Fully Loaded Manufacturing Cost of Products.

ARTICLE 2
SCOPE OF SUPPLY AGREEMENT

        Section 2.1    Supply of Product During the Initial Term.    Subject to the terms and conditions of this Supply Agreement, during the Initial Term of this Supply Agreement, Breath shall purchase from Sepracor Products as Breath may require to market, sell, promote and/or distribute the Products in the Territory. During such Initial Term, Sepracor shall sell to Breath its requirements of such Products on an exclusive basis. This provision shall not preclude Breath from manufacturing and selling Licensed Products (as defined in the Settlement and License Agreement) during the Initial Term in accordance with the terms of the Settlement and License Agreement.

        Section 2.2    Supply of Product During the Subsequent Term.    Subject to the terms and conditions of this Supply Agreement, during the Subsequent Term of this Supply Agreement, Breath may purchase Products from Sepracor, and Sepracor shall sell such Products to Breath on a non-exclusive basis.

        Section 2.3    Sales Limited to Territory.    Breath acknowledges and agrees that the Products are only approved by the FDA for sale in the Territory pursuant to the Sepracor NDA, and that Breath shall not market, sell, promote and/or distribute Products outside the Territory, or knowingly market, sell, promote and/or distribute Products to any Third Party in the Territory for sale or use outside the Territory.

        Section 2.4 Breath's Re-Sale of Products.    Breath will have the right in its sole discretion to establish the price at which the Products will be sold to Third Parties.

ARTICLE 3
FORECASTS AND SUPPLY

        Section 3.1    General Limitations on Supply.    Breath acknowledges that (i) Sepracor shall utilize the services of a contract manufacturer for the manufacture of Products (the "Contract Manufacturer"), (ii) significant lead times may be required to procure any molds or other equipment necessary to manufacture Products on behalf of Sepracor consistent with this Supply Agreement, (iii) significant lead times may be required to manufacture an Inventory of Products consistent with Breath's requirements, and (iv) the Products have shelf life limitations that may hinder Breath's ability to maintain a desired Inventory of Products while enabling Breath to commence distribution of Products on the commencement on the License Effective Date.

        Section 3.2    Lead Time Standards.    As soon as possible following the Effective Date, the Parties shall cooperate to develop lead time requirements (the "Lead Time Requirements") for the ordering of Products hereunder, which lead time standards shall take into account the factors listed in Section 3.1. Breath acknowledges that Sepracor shall be under no obligation to supply Products hereunder on any terms that are not consistent with the terms of the Contract Manufacturer's ability to supply such Products. Sepracor acknowledges that the Lead Time Requirements shall be on a [**] of terms available from such Contract Manufacturer, and Sepracor shall [**]. If, notwithstanding the reasonable good faith efforts of the Parties to develop Lead Time Requirements, there are [**], the Parties shall [**].

        Section 3.3    Equipment Manufacture.    In the event it is necessary to procure molds or other equipment necessary to manufacture Products, the procurement of such molds and other equipment shall be at the sole cost of Breath on a pass-through cost basis. If such additional equipment requires validation under Sepracor's NDA, Sepracor will fully cooperate and provide commercially reasonable support and access to appropriate data to achieve such validation on an expeditious basis and incorporate it within the NDA, provided that Breath shall be solely responsible for all costs and expenses in connection with such validation.

        Section 3.4    Change of Contract Manufacturer.    Should Sepracor decide to change manufacturers, it shall notify Breath in writing at least [**] before doing so.

        Section 3.5    Forecasts.    At least [**] prior to the commencement of the Initial Term, Breath shall prepare and deliver to Sepracor a non-binding forecast of its requirements for Products during the Initial Term; provided, however, that in the event the Initial Term commences on an accelerated date as determined in accordance with the Settlement and License Agreement, Breath shall provide Sepracor with its forecast for Products during the Initial Term as soon as reasonably practical to permit Sepracor to supply Products prior to such accelerated date. On the first day of each Calendar Quarter thereafter, Breath shall provide Sepracor with rolling quarterly forecasts, each forecast covering a [**] period. The forecast for the first quarter covered by the forecast may not increase or decrease by more than [**] percent ([**]%) from the most recent previous forecast for that quarter.

        Section 3.6    Purchase Orders.    All purchase orders for Products under this Supply Agreement shall be consistent with the principles discussed in Section 3.2, including Lead Time Requirements and any requirements of the Contract Manufacturer notified to Breath from time-to-time. All purchase orders shall be subject to written acceptance by Sepracor, such acceptance [**], including a purchase order [**], including [**] of the Contract Manufacturer, and the [**] by Breath. Breath shall address and deliver all purchase orders as directed by Sepracor. A properly communicated purchase order shall be deemed accepted if Breath does not receive written notice of its rejection from Sepracor within [**] of its receipt. In no event shall Sepracor have an obligation to meet any order that is not consistent with the foregoing, provided that, Sepracor shall use reasonable efforts to meet such inconsistent order terms to the extent the Contract Manufacturer is able to accommodate the same.

        Section 3.7    Purchase of Product for Initial Term.    At any time during the Term of this Supply Agreement, Breath may provide Sepracor with firm purchase orders for each of the Products. With respect to all accepted purchase orders, Sepracor shall have the applicable Products available for shipment to Breath or Breath's designee(s) on or before the delivery date set forth in the applicable purchase order, provided that applicable purchase order is consistent with the Lead Time Requirements. It is understood and agreed that Breath may not commence sales, offers for sale, shipment and distribution of Products to Third Parties prior to the License Effective Date.

        Section 3.8    Inventory.    In the event Breath [**] an inventory of Products, [**], Breath shall have [**] Supply Agreement, provided that the [**]. Breath shall have [**] that are [**] Breath hereunder.

        Section 3.9    Manufacture of Products.    As soon as possible following the Effective Date, the Parties shall cooperate to develop packaging and labeling requirements (the "Packaging Requirements") for the Products, which Packaging Requirements shall: (i) include artwork to be provided by Breath, such artwork and related packing not to be confusingly similar to any artwork or trade dress of Sepracor, and (ii) meet any labeling requirements for the Products consistent with FDA requirement and requirements of applicable law. Sepracor shall use commercially reasonable efforts to ensure that the Contract Manufacturer manufactures, packages, labels, stores, and ships the Products in accordance with (i) the Packaging Requirements, the cost of such packaging to be included in the Fully Loaded Manufacturing Cost of the Products, (ii) cGMPs, and (iii) the Specifications set forth in the NDA. Sepracor shall promptly and fully advise Breath of any new instructions or Specifications required by the FDA or the FFDCA.

        Section 3.10    Inspection.    Breath quality personnel, upon reasonable prior notice to Sepracor, shall be permitted to observe during regular business hours and for reasonable durations the manufacture of Products being manufactured, provided that (i) unless Breath is aware of a specific quality issue, such observation shall occur no more than once per Calendar Quarter, and (ii) such observation shall be subject to any reasonable requirements of the Contract Manufacturer.

        Section 3.11    Cooperation by the Parties in the Event of Demand Fluctuations.    In the event of a sudden and unexpected material increase or decrease in the demand for the Products in the marketplace, Sepracor shall use reasonable efforts to accommodate such material increase or decrease to the extent the Contract Manufacturer is able to accommodate the same.

ARTICLE 4
PAYMENTS AND REPORTS

        Section 4.1    Price and Payment.    Breath shall remit payment for shipments of Product shipped by Sepracor to Breath or Breath's designee(s) in U.S. dollars within thirty (30) days of receipt of Sepracor's invoice. Each invoice shall set forth the quantity of Products shipped, the Transfer Price for such Products and the total amount due.

        Section 4.2    Additional Payments.    Within sixty (60) days following the close of each Calendar Quarter during the Initial Term and the Subsequent Term, Breath shall submit to Sepracor a report of its Net Sales of Products to Third Parties, its Gross Profit and the Additional Payment due Sepracor based on Gross Profit during such Calendar Quarter. The "Additional Payment" shall be (i) [**] percent ([**]%) of Breath's Gross Profit on sales during that portion of the Initial Term or Subsequent Term that Breath is the only Person selling levalbuterol hydrochloride inhalation solution products in the Territory as generic equivalents of Sepracor's Xopenex® brand levalbuterol hydrochloride inhalation solution products, or (ii) [**] percent ([**]%) of Breath's Gross Profit on sales during that portion of the Initial Term or Subsequent Term that Breath is not the only Person selling levalbuterol hydrochloride inhalation solution products in the Territory as generic equivalents of Sepracor's Xopenex® brand levalbuterol hydrochloride inhalation solution products.

        Section 4.3    Shipment and Risk of Loss.    Sepracor shall provide all Products Ex Works at Sepracor's Contract Manufacturer. Breath shall have the sole responsibility to arrange shipments of Products to Breath's distribution center or such other location in the Territory that Breath desires. Title and risk of loss or damage to the Products shall remain with Sepracor until Products are tendered to Breath's designated carrier at the Contract Manufacturer's facilities.

        Section 4.4    Audit.    Each Party shall keep complete and accurate records of information required for the determination of Fully Loaded Manufacturing Cost, Transfer Price and Gross Profit, as applicable to such Party, and shall retain such records for a period of at least [**] from the date of the information reported therein. Each Party shall have the right, through an independent certified public accountant reasonably acceptable to the other Party, upon execution of a confidentiality agreement, to examine such records during regular business hours, in a manner that does not unreasonably interfere with ongoing operations, upon reasonable written notice for so long as any payments are due hereunder and for [**] thereafter, provided, however, that such examination shall not take place more often than [**]per year. Any adjustments required as a result of overpayments or underpayments identified through a Party's exercise of audit rights shall be made by subtracting or adding, as appropriate, amounts from or to the next payment in accordance with this ARTICLE 4 or, if no further payments are due, by payment to the Party owed such adjustment within [**] after identification of such adjustment. The Party requesting the audit shall bear the full cost and expense of the audit unless such audit correctly discloses that the discrepancy for the year differs by more than [**] percent ([**]%) from the amount the accountant determines is correct, in such case the audited Party shall pay the reasonable fees and expenses charged by the accountant. In addition, the audited Party shall pay interest from the original date due until payment on any amount found owing to the other Party at a rate equal to the average one-year London Inter-Bank Offering Rate for the United States dollar as reported from time to time in the Wall Street Journal (or, if such rate is not regularly published, as published in such source as the Parties agree) and calculated from the date due until the payment date. In the event that a Party disputes an invoice or other payment obligation under this Supply Agreement, such Party shall timely pay the amount of the invoice or other payment obligation that is not in dispute, and the Parties shall resolve such dispute in accordance with Section 11.2 below.

ARTICLE 5
PRODUCTS TESTING/INSPECTION

        Section 5.1    Quality Assurance Testing and Certificates of Analysis.    Sepracor or its designee shall perform the same quality testing with respect to the Products sold hereunder as Sepracor performs with respect to its own purchases of Products from the Contract Manufacturer. Sepracor shall provide the results thereof to Breath in the form of a Certificate of Analysis (a "COA"). Sepracor will also provide Breath with Material Safety Data Sheets ("MSDS") to the extent required for the Products, and updates of the same as necessary.

        Section 5.2    Visits.    Breath Quality Control personnel, upon reasonable prior notice to Sepracor, shall be permitted to visit during regular business hours and for reasonable durations any facility used for the manufacture, storage and distribution of the Products and will allow such personnel to review and make copies of any relevant records in connection therewith, provided that (i) unless Breath is aware of a specific quality control issue, such visit shall occur no more than once per Calendar Quarter, and (ii) such observation shall be subject to any reasonable requirements of the Contract Manufacturer.

        Section 5.3    Inspection and Acceptance/Rejection of Products.    Breath shall have a period of [**] from the later of (a) the date of tender of the Products to Breath's designated carrier, or (b) the date of Breath's receipt of the COA's applicable to such Products, to inspect any shipment of Products to determine whether such shipment conforms to the Specifications. Sepracor shall use commercially reasonable efforts to extend its inspection time with its Contract Manufacturer and, if able to do so, Sepracor will extend Breath's inspection timeframe set forth in the previous sentence accordingly. If

Breath determines that the Products do not conform to the Specifications, it shall immediately notify Sepracor. Breath's failure to notify Sepracor within the above-described period will be deemed, for purposes of this Supply Agreement, as Breath's acceptance of such shipment and shall constitute a waiver of any claims Breath may have against Sepracor with respect to such shipment subject, however, to Breath's right to reject Products for latent defects discovered by Breath or Breath's customer(s) after such stipulated period has expired. If Sepracor agrees that the Products do not conform to the Specifications, Breath shall return the non-conforming Products to Sepracor, at a location designated by Sepracor and at Sepracor's expense. Sepracor shall use commercially reasonable efforts to cause the Contract Manufacturer to replace any non-conforming Products within the shortest possible time. In the event that Sepracor does not agree with Breath's determination that the Products fail to meet Specifications based on the same techniques and processes, and using the same standards, used by Sepracor to tests its own products from the Contract Manufacturer, the Parties shall, in good faith, attempt to resolve such dispute. In the event the Parties cannot resolve said dispute among themselves they may submit the matter to an independent Third Party testing laboratory agreeable to both Parties for a binding opinion based on the same techniques and processes, and using the same standards, used by Sepracor to tests its own products from the Contract Manufacturer. The expenses of obtaining the opinion shall be equally shared by Sepracor and Breath and shall be binding upon the Parties. In no event shall Sepracor have any liability to Breath in the event Sepracor or, in the case of a dispute, the Third Party testing laboratory determines the Products meet Specifications based on the same techniques and processes, and using the same standards, used by Sepracor to tests its own products from the Contract Manufacturer. In the event it is agreed or determined by the Third Party testing laboratory that the Products do not meet the Specifications, Sepracor shall pass through to Breath any claims that it may have against Third Parties with respect thereto, including, without limitation, warranties, indemnities, tort claims, contract claims, implied contract claims, and statutory commercial claims, that Sepracor may have against a Contract Manufacturer or other Third Party supplier of raw materials, including API, excipients and other materials used in the manufacture of Products. Sepracor shall cooperate with Breath in obtaining the full benefit of such rights or remedies, including being joined in any action against such Contract Manufacturer or Third Party supplier.

ARTICLE 6
REGULATORY AND MEDICAL INQUIRY

        Section 6.1    Compliance with Regulatory Requirements.    Sepracor shall remain responsible for maintaining and fulfilling all regulatory requirements in the Territory with respect to the Products that are imposed by law upon Sepracor as the manufacturer of the Products and the holder of the NDA in connection therewith. Breath shall be responsible for obtaining, maintaining and fulfilling all regulatory requirements in the Territory with respect to the Products that are imposed by Law upon Breath in connection with Breath's marketing, distribution and sale of the Products. Each Party will, on a timely basis, provide the other Party with all information that such Party has that the other Party does not have that is reasonably necessary and relevant to either Party's obligations in fulfilling such requirements. The Parties shall cooperate in the reporting of adverse drug experience information and other post-marketing reports as are required to be filed with the FDA. Breath shall submit to Sepracor all complaints, adverse drug experience reports and other medical inquiries associated with the Products within [**] of Breath's receipt of such reports. Sepracor will be responsible for fulfilling any regulatory requirements with respect to such events, including but not limited to the filing of all applicable Form FDs, and will make any necessary contact with the FDA regarding the subject matter of same. The parties will cooperate in good faith to develop a procedure by handling adverse drug experience reports.

        Section 6.2    Product Recalls.    In the event Sepracor or Breath shall be required or requested by any governmental authority (or shall voluntarily decide) to recall any Products, because such Products may violate any laws or regulations or for any other reason, the Parties shall cooperate fully with one another in connection with any recall. If a recall is due to Sepracor's gross negligence, willful misconduct or material breach of this Supply Agreement, Sepracor shall reimburse Breath for the Transfer Price and any Additional Payment paid by Breath for such recalled Products, all of the reasonable costs and expenses actually incurred by Breath in connection with the recall including, but not limited to, costs of retrieving Products already delivered to customers, costs and expenses Breath is required to pay for notification, shipping and handling charges, and such other costs as may be reasonably related to the recall. If a recall is due to Breath's gross negligence, willful misconduct or material breach of this Supply Agreement, Breath shall remain responsible for the Transfer Price and any Additional Payments for such recalled Products and Breath shall reimburse Sepracor for all the reasonable costs and expenses described above actually incurred by Sepracor in connection with such recall including administration of the recall and such other actual costs as may be reasonably related to the recall. If a recall results from a cause other than the negligence, willful misconduct or material breach of this Supply Agreement of or by Sepracor or Breath, Breath shall remain responsible for the Transfer Price of the recalled Product, but not for any Additional Payments associated with the recalled Products, and each Party shall be responsible for its own reasonable costs and expenses incurred in connection with such recall, including administration of the recall and such other actual costs as may be related to the recall. Prior to any reimbursements pursuant to this Section, the Party claiming any reimbursement shall provide the other Party with reasonably acceptable documentation of all reimbursable costs and expenses.

        Section 6.3    Limitation of Liability.    IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, PROVIDED, HOWEVER, IF SEPRACOR FAILS TO EXERCISE COMMERCIALLY REASONABLE EFFORTS TO PROVIDE THE PRODUCT TO BREATH AS REQUIRED UNDER THIS SUPPLY AGREEMENT, [**].

        Section 6.4    State and Local Requirements.    Breath shall be responsible for filing and maintaining all documentation and other information as required by each and every state and locality ("State") for the purpose of listing the Products on each such State's formulary or other similar authority, and for obtaining such other approvals as may be necessary to sell the Products in the Territory. Sepracor shall provide Breath with such assistance as reasonably necessary to obtain such listings. Breath will pay Medicaid and other applicable rebates required by law or contract.

ARTICLE 7
TERM AND TERMINATION

        Section 7.1    Term.    This Supply Agreement shall become effective on the Effective Date and shall continue for a period of three (3) years following the License Effective Date.

        Section 7.2    Termination for Cause.    If either Party shall at any time materially fail to abide by or fail to perform in accordance with any of the material provisions of this Supply Agreement, the other Party shall have the right to terminate this Supply Agreement upon at least [**] prior written notice to the allegedly defaulting Party specifying the default complained of, setting forth the underlying reasons for its belief a default has occurred and the remedy sought. The Party allegedly in default may cure the asserted breach, in which case this Supply Agreement shall remain in full force and effect. If the allegedly defaulting Party disagrees that it is in breach, it may pursue whatever remedies it may have in law or equity in accordance with the procedures set forth below in Section 11.2.

        Section 7.3    Bankruptcy.    If either Party (i) institutes or has instituted against it any insolvency, receivership, bankruptcy or other proceedings for the settlement of that Party's debts, and such proceedings are not dismissed within ninety (90) days, (ii) makes an assignment for the benefit of creditors, or (iii) dissolves or ceases to do business, the other Party may terminate this Supply Agreement on written notice.

        Section 7.4    Applicable Law.    This Supply Agreement shall be subject to immediate termination by either party in the event the manufacture, distribution or sale of the Products would materially contravene any applicable law or administrative order; provided however, no termination shall occur if the manufacture, distribution or sale of the Products can be brought into compliance with such law or order within a reasonable period of time following the notice of non-compliance or violation.

        Section 7.5    Termination for Convenience.    Either Party may terminate this Supply Agreement effective at any time following expiration of the Initial Term on nine (9) months written notice to the other Party.

        Section 7.6    Effect of Termination.    Termination of this Supply Agreement for any reason shall be without prejudice to:

          (a)   Sepracor's right to receive all payments due from Breath as of the effective date of such termination, if any;

          (b)   Breath's right to sell such Products remaining in its inventory and at Breath's option; and

          (c)   Any other legal, equitable, or administrative remedies as to which either Party is or may become entitled.

ARTICLE 8
INDEMNIFICATION AND INSURANCE

        Section 8.1    Breath Indemnification.    Breath agrees to indemnify, defend and hold Sepracor harmless from and against any Losses resulting from or arising out of Breath's storage, handling, marketing, promotion, distribution, and/or delivery of the Products; the performance or breach by Breath of its representations, warranties or obligations under this Supply Agreement or the negligence or willful misconduct of Breath, its employees or its agents, except to the extent such Losses result from Sepracor's activities for which Breath is indemnified hereunder.

        Section 8.2    Sepracor Indemnification.    Sepracor agrees to indemnify, defend and hold Breath harmless from and against any Losses resulting from or arising out of Third Party claims based on (i) a failure of the Products to comply with the Specifications or Sepracor's failure to meet its supply obligations (each, only to the extent Sepracor is indemnified by the Contract Manufacturer), (ii) Sepracor's breach of its representations and warranties, or (iii) the gross negligence or willful misconduct of Sepracor, its employees or its agents. Sepracor shall not be responsible for any Losses that it incurs that are attributable to alleged inherent characteristics of the Products that are not attributable to defects in manufacture, packaging, storage or transport of the Products or materials used to manufacture the products. In the event of Losses attributable to defects in the manufacture, packaging, storage or transport of the Products or materials used to manufacture the products , whether as a result of non-compliance of the Products with Specifications or otherwise, Sepracor shall pass through to Breath any claims that it may have against Third Parties with respect thereto, including, without limitation, warranties, indemnities, tort claims, contract claims, implied contract claims, and statutory commercial claims, that Sepracor may have against a Contract Manufacturer or other Third Party supplier of raw materials, including API, excipients and other materials used in the manufacture of Products. Sepracor shall cooperate with Breath in obtaining the full benefit of such rights or remedies, including being joined in any action against such Contract Manufacturer or Third Party supplier.

        Section 8.3    Indemnification Procedures.    The obligations to indemnify, defend, and hold harmless set forth in Section 8.1 or Section 8.2 shall be contingent upon the Party seeking indemnification (the "Indemnitee"): (i) notifying the indemnifying Party of a claim, demand or suit within [**] of receipt thereof; provided, however, that the Indemnitee's failure or delay in providing such notice shall not relieve the indemnifying Party of its indemnification obligation except to the extent the indemnifying Party is prejudiced thereby; (ii) allowing the indemnifying Party and/or its insurers the right to assume direction and control of the defense of any such claim, demand or suit; (iii) cooperating with the indemnifying Party and/or its insurers in the defense of such claim, demand or suit at the indemnifying Party's expense; and (iv) agreeing not to settle or compromise any claim, demand or suit without prior written authorization of the indemnifying Party. The Indemnitee shall have the right to participate in the defense of any such claim, demand or suit referred to in this Section utilizing attorneys of its choice, at its own expense, provided, however, that the indemnifying Party shall have full authority and control to handle any such claim, demand or suit.

        Section 8.4    Insurance.    The parties will provide each other with evidence of insurance reflecting the comprehensive general liability and products liability programs each has in effect.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

        Section 9.1    Mutual Representations.    Each Party hereby represents and warrants to the other Party as follows:

          (a)   Due Authorization.    Such Party is a corporation duly incorporated and in good standing as of the Effective Date, and the execution, delivery and performance of this Supply Agreement by such Party have been duly authorized by all necessary action on the part of such Party.

          (b)   Due Execution.    This Supply Agreement has been duly executed and delivered by such Party and, with due authorization, execution and delivery by the other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

          (c)   No Conflict.    Such Party's execution, delivery and performance of this Supply Agreement do not: (i) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Party; (ii) conflict with or violate any law or governmental order applicable to the Party or any of its assets, properties or businesses; or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any note, bond, mortgage or indenture, contract, Supply Agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party.

          (d)   Compliance with Laws and Regulatory Actions.    Each of the Parties, in performing its obligations hereunder shall materially comply with all applicable laws. In the event either Party receives notice of an inspection or other notification by a governmental entity, including FDA, directly relating to the Products, promotional materials or other matters within the scope of this Supply Agreement, such Party shall notify the other Party as soon as practicable, and provide to the other Party, within ten (ten) days, copies of all relevant documents, including pertinent FDA forms, warning letters and other correspondence and notifications, as such other Party may reasonably request. The Parties agree to cooperate with each other during any inspection, investigation or other inquiry by FDA or any other governmental entity, including providing information and/or documentation, as requested by FDA or other governmental entity in connection with Products.

        Section 9.2    Representations and Warranties by Sepracor.    Sepracor hereby represents and warrants to Breath as follows:

          (a)   Sepracor is not debarred and has not and will not use in any capacity the services of any person debarred under subsection 306(a) or (b) of the Generic Drug Enforcement Act of 1992, as amended. If at any time this representation and warranty is no longer accurate, Sepracor shall immediately notify Breath of such fact;

          (b)   Sepracor has and will maintain throughout the term of this Supply Agreement all permits, licenses, registrations and other forms of governmental authorization and approval as required by Law in order for Sepracor to execute and deliver this Supply Agreement and to perform its obligations hereunder in accordance with all applicable Laws;

          (c)   To the best of Sepracor's knowledge and belief, there are no investigations, adverse Third Party allegations or actions, or claims against Sepracor, including any pending or threatened action against Sepracor in any court or by or before any governmental body or agency, with respect to the Products, or its obligations set forth herein which may materially adversely affect its ability to perform its obligations under this Supply Agreement.

        Section 9.3    Representations and Warranties by Breath.    Breath hereby represents and warrants to Sepracor as follows:

          (a)   Breath is not debarred and has not and will not use in any capacity the services of any person debarred under subsections 306(a) or (b) of the Generic Drug Enforcement Act of 1992, as amended. If at any time this representation and warranty is no longer accurate, Breath shall immediately notify Sepracor of such fact; and

          (b)   Breath has and will maintain throughout the term of this Supply Agreement all federal, state and local permits, licenses, registrations and other forms of governmental authorization and approval as required by Law in order for Breath to execute and deliver this Supply Agreement and to perform its obligations hereunder. Breath will perform its obligations hereunder in accordance with all applicable Laws.

ARTICLE 10
FORCE MAJEURE

        Section 10.1 If either Party is prevented from complying, either totally or in part, with any of the terms or provisions set forth herein, by reason of force majeure, including, by way of example and not of limitation, fire, flood, explosion, storm, strike, lockout or other labor dispute, riot, war, rebellion, act of terrorism, accidents, acts of God, acts of governmental agencies or instrumentalities or any other cause or externally induced casualty beyond its reasonable control, whether similar to the foregoing contingencies or not, said Party shall provide written notice of same to the other Party. Said notice shall be provided within thirty (30) working days of the occurrence of such event and shall identify the requirements of this Supply Agreement or such of its obligations as may be affected and to the extent so affected, said obligations shall be suspended during the period of such disability. The Party prevented from performing hereunder shall use commercially reasonable efforts to remove such disability, and shall continue performance whenever such causes are removed. The Party so affected shall give to the other Party a good faith estimate of the continuing effect of the force majeure condition and the duration of the affected Party's nonperformance.

ARTICLE 11
MISCELLANEOUS

        Section 11.1    Assignment.    Neither Party hereto may assign any of its rights or obligations under this Supply Agreement, except to an Affiliate or successor to all or substantially all of the business of the Party to which this Supply Agreement pertains, without the prior written consent of the other Party. Either Party may assign this Supply Agreement in connection with a merger, reorganization, change of control or sale of all or substantially all of the applicable business of such Party, in each case, on written notice to the other Party. Any purported assignment in violation of the foregoing shall be null and void and of no force or effect. No assignment of this Supply Agreement will relieve the assigning Party from any of its obligations hereunder. In the event of a permitted assignment, this Supply Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns.

        Section 11.2    Dispute Resolution.    Any dispute, controversy or claim arising out of or relating to this Supply Agreement (a "Dispute") shall be attempted to be settled by the Parties, in good faith, by submitting each such Dispute to the Chief Executive Officers of each Party by written notice from either Party to the other Party specifying the terms of such Dispute in reasonable detail. Within [**] of receipt of such notice, the Chief Executive Officers of each Party, or a member of management designated by the respective Chief Executive Officer, shall meet in person (at a mutually agreed upon time and location) or by telephone for the purpose of resolving such Dispute. They will discuss the problems and/or negotiate for a period of up to [**] in an effort to resolve the Dispute or negotiate an acceptable interpretation or revision of the applicable portion of this Supply Agreement mutually agreeable to both Parties, without the necessity of formal procedures relating thereto. If the problem is not resolved within the period set forth above, either Party shall be free to pursue all available remedies, at law or in equity, consistent with the terms of this Supply Agreement. Notwithstanding the foregoing, either Party may apply to a court of competent jurisdiction for a temporary restraining order, preliminary injunction of other equitable relief, where such relief is necessary to protect its interests.

        Section 11.3    Governing Law and Venue.    This Supply Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts. The Parties hereby consent to the exclusive jurisdiction of the federal courts located in Massachusetts, and expressly waive any objections or defenses based on lack of personal jurisdiction or venue in connection with any dispute arising out of or relating to this Supply Agreement.

        Section 11.4    Confidentiality.    Sepracor and Breath shall not use or disclose to Third Parties any information received from the other Party or otherwise developed or obtained (including prior to the date hereof or during any period in which the Parties have audit rights pursuant to Section 4.4) by either Party in the performance of activities under this Supply Agreement without first obtaining the written consent of the disclosing Party, except as may be otherwise provided in, or required in order for a Party to exercise its rights or fulfill its obligations under, this Supply Agreement. This confidentiality obligation shall not apply to information that (i) is or becomes a matter of public knowledge (other than by breach of this Supply Agreement by the receiving Party), (ii) is required by law, regulation or order of a court or administrative agency of competent jurisdiction, to be disclosed, (iii) the receiving Party can establish was already known to it or was in its possession at the time of disclosure, (iv) the receiving Party can establish was independently developed by Persons in its employ who had no contact with and were not aware of the content of the confidential information, or (v) is disclosed to the receiving Party by a Third Party having no obligation of confidentiality to the disclosing Party with respect to such information. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

          (a)   Publicity.    Except as consistent with a press release mutually agreed by the Parties, or other publicly disclosed information concerning this Supply Agreement, no public announcement or other disclosure to Third Parties concerning the existence of or terms of this Supply Agreement shall be made, either directly or indirectly, by either Party, without first obtaining the written approval of the other Party and agreement upon the nature, text and timing of such announcement or disclosure; provided, however, either Party shall have the right to make any such public announcement or other disclosure required by law after such Party has provided to the other Party a copy of such announcement or disclosure and an opportunity to comment thereon. Each Party agrees that it shall cooperate fully with the other with respect to all disclosures regarding this Supply Agreement to the Securities Exchange Commission and any other governmental or regulatory agencies, including requests for confidential treatment of proprietary information of either Party included in any such disclosure. Neither Party shall be required to provide the other Party with any advance notice of any public announcements or other disclosures related to periodic, routine financial reporting unless such announcement or other disclosure will include non-routine information relating to the Products or this Supply Agreement.

          (b)   Government Proceedings.    Within ten (10) business days following the Effective Date, and pursuant to current statutory law, the Parties shall file or cause to be filed this Supply Agreement with the U.S. Federal Trade Commission Bureau of Competition ("FTC") and the Assistant Attorney General for the Antitrust Division of the U.S. Department of Justice ("DOJ") and shall request that the FTC and DOJ treat this Supply Agreement as confidential to the fullest extent permitted under the law.

        Section 11.5    Notices.    All notices required or permitted under this Supply Agreement must be in writing and must be given by addressing the notice to the address for the recipient set forth below or at such other address as the recipient may specify in writing under this procedure. Notices will be deemed to have been given (a) three (3) business days after deposit in the mail with proper postage for first class registered or certified mail prepaid, return receipt requested, or (b) one (1) business day after sending by nationally recognized overnight delivery service.

If to Sepracor: Sepracor Inc. Attn: Adrian Adams President and Chief Executive Officer 84 Waterford Drive Marlborough, MA 01752 Phone: (508) 481-6700 Fax: (508) 357-7492	If to Breath: Ian McAffer Managing Director Breath Limited 100 Paynesfield Road Tatsfield Westerham Kent TN16 2BQ United Kingdom Phone: +44 1959 578 Fax: +44 1959 542 578
With a copy to:	With a copy to:
Andrew I. Koven Executive Vice President, General Counsel and Corporate Secretary Sepracor Inc. 84 Waterford Drive Marlborough, MA 01752 Phone: (508) 357-7307 Fax: (508) 357-7511	Francis Mifsud Arrow International Limited HF62 Hal Far Industrial Estate Birzebbugia BBG06 Malta Phone: +356 2165 2207 Fax: +356 2165 2210

        Section 11.6    Amendment.    This Supply Agreement may not be amended or modified except by an instrument in writing signed by authorized representatives of Sepracor and Breath.

        Section 11.7    No Waiver.    The failure of either Party to enforce at any time for any period the provisions of or any rights deriving from this Supply Agreement shall not be construed to be a waiver of such provisions or rights or the right of such Party thereafter to enforce such provisions.

        Section 11.8    Severability.    If any term or other provision of this Supply Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this

Supply Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

        Section 11.9    Headings.    The descriptive headings contained in this Supply Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of the Supply Agreement.

        Section 11.10    Counterparts.    This Supply Agreement may be executed in one or more counterparts, and by the respective Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Supply Agreement.

        Section 11.11    Entire Agreement.    This Supply Agreement and the contemporaneously executed Settlement and License Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof, and no oral or written statement that is not expressly set forth in this Supply Agreement or the Settlement and License Agreement may be used to interpret or vary the meaning of the terms and conditions hereof. This Supply Agreement and the Settlement and License Agreement supersede any prior or contemporaneous agreements and understandings, whether written or oral, between the Parties with respect to the subject matter hereof.

        Section 11.12    Third Party Beneficiaries.    Except as expressly provided herein, nothing in this Supply Agreement, either express or implied, is intended to or shall confer upon any Third Party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Supply Agreement.

        [Remainder of Page Intentionally Left Blank; Signature Page Follows]

        IN WITNESS WHEREOF, this Supply Agreement has been executed by the Parties as of the date first written above.

SEPRACOR INC.		BREATH LIMITED
By:	/s/ Adrian Adams	By:	/s/ Ian Gardner Cameron McAffer
Name:	Adrian Adams	Name:	Ian Gardner Cameron McAffer
Title:	President and Chief Executive Officer	Title:	Managing Director

Signature Page to Supply Agreement

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  Exhibit 10.5